                                                                  EXHIBIT 3.2(e)


                         RUSS BERRIE AND COMPANY, INC.

                                RESOLUTION 99-11

                              AMENDMENT TO BY-LAWS

        WHEREAS, the Corporation has employed Jeffrey Schaum as Chief Operating Officer, an executive officer position of the Corporation; and

        WHEREAS, the By-Laws of the Corporation must be amended to state that such position is an executive officer position of the Corporation.

        NOW, THEREFORE, be it:

        RESOLVED, that the Revised By-Laws of Russ Berrie and Company, Inc. be amended as follows:

        "4.1 NUMBER; SECURITY. The executive officers of the corporation shall be the chairman, the president, the chief operating officer, one or more vice presidents (including an executive vice president, if the Board so determines), a secretary and a treasurer. Any two or more offices may be held by the same person. The Board may require any officer, agent or employee to give security for the faithful performance of his duties."

        "4.7 PRESIDENT. Subject to the control of the Board, the president shall have general supervision over the business of the corporation and shall have such powers and duties as presidents of corporations usually have or as the Board or the chairman assigns to him. The president shall, in the absence of the chairman, preside at all meetings of the Board and of the shareholders."

        AND IT IS FURTHER RESOLVED, that the Revised By-Laws of Russ Berrie and Company, Inc. be amended to include a new paragraph as follows:

        "4.7A CHIEF OPERATING OFFICER. The chief operating officer of the corporation shall have such powers and duties as chief operating officers of corporations usually have or as the Board or the chairman assigns to him."